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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                               BEARINGPOINT, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    074002106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    08/31/04
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)

     [ X ]  Rule 13d-1(c)

     [   ]  Rule 13d-1(d)



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-------------------------------
 CUSIP NO. 074002106
-------------------------------


--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         KPMG Deutsche Treuhand-Gesellschaft AG


 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [     ]

                                                                    (b)  [     ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------

   NUMBER OF       5.       SOLE VOTING POWER
                            9,801,932

    SHARES         -------------------------------------------------------------


  BENEFICIALLY     6.       SHARED VOTING POWER
                            0

    OWNED BY       -------------------------------------------------------------

                   7.       DISPOSITIVE POWER
     EACH                   9,801,932

                   -------------------------------------------------------------
   REPORTING       8.       SHARED DISPOSITIVE POWER
                            0

  PERSON WITH:

--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,801,932

--------------------------------------------------------------------------------
10. BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        [    ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    4.98%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    CO

--------------------------------------------------------------------------------






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Item 1.

(a)       Name of Issuer
            BearingPoint, Inc.

(b)       Address of Issuer's Principal Executive Offices
            1676 International Drive
            Mclean  VA  22102

Item 2.

(a)       Name of Persons Filing

            KPMG Deutsche Treuhand-Gesellschaft AG ("KPMG DTG")*

(b)       Address of Principal Business Office or, if none, Residence

            Taubenstrasse 44-45,  Berlin, Germany  10117

(c)       Citizenship

            Germany

(d)       Title of Class of Securities

            Common Stock

(e)       CUSIP Number

            074002106

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

  (1) [  ]  Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o);
  (2) [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
  (3) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
  (4) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
  (5) [  ]  An investment adviser in accordance with Section 240.13d-1(b)(1)
            (ii)(E);
  (6) [  ]  An employee benefit plan or endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F);
  (7) [  ]  A parent holding company or control person in accordance with
            Section 240.13d-1(b)(1)(ii)(G);

----------------
* KPMG DTG initially filed a Schedule 13G on September 3, 2002 providing information on KPMG DTG's ownership of BearingPoint, Inc. common stock in a joint filing with KPMG Regulus Treuhand-Gesellschaft GmbH ("Regulus"). In May 2004 Regulus merged with and into KPMG DTG.

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  (8) [  ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
  (9) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
 (10) [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (1)  Amount beneficially owned:        9,801,932

   (2)  Percent of class:                 4.98%

   (3)  Number of shares as to which the person has:

(1)  Sole power to vote or to direct the vote        9,801,932

(2)  Shared power to vote or to direct the vote      0

(3)  Sole power to dispose or to direct the disposition of         9,801,932

(4)  Shared power to dispose or to direct the disposition of       0


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N.A.

Item 8.  Identification and Classification of Members of the Group.

     N.A.

Item 9.  Notice of Dissolution of Group.

     N.A.

Item 10. Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control

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of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                KPMG Deutsche Treuhand-Gesellschaft AG

                                    /s/ Harald Wiedmann, Chairman

                                 /s/ Wolfgang Zielke, Deputy Chairman

                                          September 1, 2004